UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 23, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS IMPLEMENTATION OF LONG-TERM PARTNERSHIP AGREEMENT WITH BELAZ
SIGNED IN PRESENCE OF RUSSIAN AND BELARUSIAN PRESIDENTS

Moscow, Russia — April 23, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports acquiring 15 BelAZ mining dump trucks as part of a long-term partnership agreement signed by Mechel OAO and
BelAZ OAO on November 28, 2011, during the session of the Supreme State Council of the Union State of Russia and Belarus in the presence of heads of state.
The mining dump trucks are acquired on behalf of Yakutugol Holding Company OAO and Korshunov Mining Plant OAO on lease contracts signed with Sberbank Leasing
ZAO. The sum of those contracts totaled 870 million rubles (29.5 million US dollars*). The trucks will be delivered to the plants before the end of 2012’s second quarter.
Yakutugol Holding Company OAO will receive eleven trucks of 220-tonne, 130-tonne and 55-tonne capacity for transporting overburden and coal, which will be used at Nerungrinsk Open Pit and Elga Coal Complex.
Korshunov Mining Plant OAO will operate four 130-tonne trucks, which will be used to transport soil and iron ore at the Korshunovsk mine.
Due to structural improvements, the new trucks have higher cargo turnover and efficiency than their predecessors.
“BelAZ trucks are widely used at our mining plants and have proven themselves well. As such, the 10-year agreement with Belarus Autoworks (BelAZ), which guarantees us supplies of these trucks in the amount we need, is highly important for us, especially considering the growing production volumes at the
Elga deposit. Systematic efforts for technical re-equipment enable the company to increase production, cut operational costs, create a significant safety margin for its production assets, which guarantees uninterrupted and well-coordinated work of all our mining enterprises,” Mechel Mining OAO’s Chief
Executive Officer Igor Zyuzin noted.
* Based upon the Russian Central Bank exchange rate of 29.52 RUR/$ as of April
21, 2012.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 23, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO